Exhibit 99.1

Xerox Corporation

201 Merritt 7

Norwalk, CT 06851-1056

March 1, 2018

Mr. Darwin Deason

Deason Capital Services

5956 Sherry Ln, Suite 800

Dallas, TX 75225

Mr. Deason:

We are writing in response to your letter, received on February 26, seeking a waiver to nominate directors to the Xerox Board of Directors. Xerox has concluded that you do not have any right to a waiver of Xerox’s advance notice bylaw provision, and therefore to nominate directors to serve as members of the Xerox Board of Directors outside of the nomination window.

Sincerely yours,

/s/ Robert J. Keegan

The Board of Directors of Xerox

Corporation